Exhibit (a)(10)
NEWS RELEASE
CONTACT :
Paul A. Criscillis, Jr.
Senior Vice President and CFO
770-822-4262
www.nationalvision.com
Randy Peeler
Managing Director, Berkshire Partners
617-227-0050
www.berkshirepartners.com
FOR IMMEDIATE RELEASE
Berkshire Partners LLC Successfully Completes Cash Tender Offer For Shares of National Vision, Inc.
Lawrenceville, Georgia, September 12, 2005 — National Vision, Inc. (AMEX: NVI), an operator of retail vision centers (“National Vision”), and Berkshire Partners LLC, a leading private equity investor, announced today the final results of the cash tender offer by Vision Acquisition Corp. (“Vision Acquisition”), an affiliate of Berkshire Partners, for the outstanding shares of common stock of National Vision at $7.25 net per share in cash, without interest. The initial tender offer expired, as scheduled, at midnight, New York City time, on Wednesday, August 31, 2005, and the subsequent offer expired, as scheduled, at 5:00 p.m., New York City time, on Friday September 9, 2005.
Based on information provided by American Stock Transfer & Trust Company, the depositary for the offer, a total of 4,863,129 shares, representing approximately 89% of the outstanding common stock of National Vision, were validly tendered prior to the expiration of the offer and not withdrawn as of 5:00 p.m. on September 9, 2005. All such shares have been accepted for purchase in accordance with the terms of the offer and payment for the validly tendered shares will be paid promptly.
In accordance with the terms of the Agreement and Plan of Merger, dated July 25, 2005, among National Vision, Vision Acquisition and Vision Holding Corp., Vision Acquisition intends to exercise its option to purchase newly issued shares of National Vision common stock in order to attain ownership of 90% of the outstanding shares of National Vision and consummate a short-form merger of Vision Acquisition and National

Vision. The merger of Vision Acquisition and National Vision will be consummated on or before September 15, 2005 without a meeting of the shareholders of National Vision in accordance with Georgia’s short-form merger statute. As a result of the merger, each remaining outstanding share of National Vision common stock will be converted into the right to receive $7.25 per share, in cash, without interest, other than shares held by Vision Acquisition, Vision Holdings, Inc., National Vision directly as treasury stock, or shares held by National Vision shareholders that perfect their rights to appraisal in accordance with Georgia law.
Georgeson Shareholder Communications is the Information Agent for the tender offer. For questions and information about the tender offer, please call Georgeson at (212) 440-9800 or toll-free at (866) 391-6923.